UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2016

Commission File Number: 001-35370

Luxfer Holdings PLC (Name of registrant) Anchorage Gateway Anchorage Quay Salford M50 3XE England (Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes ☐     No ☑

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Luxfer reports improved first-quarter results and maintains 2016 outlook

SALFORD, England—(May 9, 2016)—Luxfer Group (NYSE:LXFR), a global materials technology company, today issued its unaudited financial results for the three-month period ended March 31, 2016.

UNAUDITED FINANCIAL RESULTS FOR THE FIRST QUARTER OF 2016

Results are summarized as follows:

Three-month periods ended March 31,
	2016	2015
Revenue	$108.8m	$116.9m
Trading profit Trading margin Operating profit	$11.8m 10.8% $13.8m	$10.5m 9.0% $2.5m
Net income / (loss) Earnings per share – Basic (1)	$8.7m $0.33	$(0.5)m $(0.02)
Adjusted net income (2) Adjusted earnings per share – Basic Adjusted earnings per share – Fully diluted	$8.1m $0.30 $0.30	$6.9m $0.26 $0.25
Adjusted EBITDA (3) Adjusted EBITDA margin	$16.8m 15.4%	$15.4m 13.2%
Net cash flows from operating activities	$3.0m	$7.9m
Net debt (total debt less cash)	$101.9m	$105.8m
Total equity – book value (net assets) £0.50 ordinary shares outstanding	$160.0m 26.6m	$159.4m 27.0m

(1)	Basic earnings per share is calculated by dividing the profit attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding in the period.
(2)	Adjusted net income consists of net income / (loss) for the period adjusted for the post tax impact of non-trading items, including IAS 19R retirement benefits finance charge, certain accounting charges relating to acquisitions and disposals of businesses (comprising other income / (expense) from acquisitions and disposals of businesses, the unwind of the discount on deferred contingent consideration from acquisitions and the amortization on acquired intangibles), profit on sale of redundant site, restructuring and other expense and other share-based compensation charges. A reconciliation to net income / (loss) is disclosed in Note 4 of this release “Non-GAAP measures”.
(3)	Adjusted EBITDA is defined as profit on operations before taxation for the period, finance income (which comprises interest received) and costs (which comprises interest costs, IAS 19R retirement benefits finance charge and the unwind of the discount on deferred contingent consideration from acquisitions), other income / (expense) from acquisitions and disposals of businesses, profit on sale of redundant site, restructuring and other expense, other share-based compensation charges, depreciation and amortization and loss on disposal of property, plant and equipment. A reconciliation to net income / (loss) is disclosed in Note 4 of this release “Non-GAAP measures”.

ABOUT LUXFER GROUP

Luxfer Group is a global materials technology group focused on sustained value creation using its broad array of technical know-how and proprietary materials technologies. The company specializes in the design and manufacture of high-performance materials, components and high-pressure gas-containment devices for environmental, healthcare, protection and specialty end-markets. Luxfer customers include both end-users of its products and manufacturers that incorporate Luxfer products into finished goods. For more information, visit www.luxfer.com.

Luxfer Group is listed on the New York Stock Exchange, and its American Depositary Shares (ADSs) trade under the ticker LXFR.

CONTACTS

Investor and news agency communications should initially be directed to Dan Stracner, Director of Investor Relations, U.S. telephone number: +1 951 341 2375; email: dan.stracner@luxfer.net.

1

BUSINESS REVIEW

•	Gas Cylinders Division revenue increased and trading profit more than doubled following successful completion of the 2015 rationalization program.

•	Elektron Division trading margin increased despite continuing economic headwinds, with trading profit flat.

•	Overall trading profit up 12%.

•	Several strategic growth project milestones hit.

•	Redundant site with environmental issues sold for remediation and development.

•	2016 outlook re-affirmed for a 5% to 10% improvement in adjusted EBITDA and adjusted EPS.

First-quarter results

	2016			2015
	Gas			Gas
	Cylinders	Elektron	Group	Cylinders	Elektron	Group
	$M	$M	$M	$M	$M	$M
Revenue	59.1	49.7	108.8	58.4	58.5	116.9
Trading profit	3.0	8.8	11.8	1.3	9.2	10.5
Return on Sales % (Trading profit/Revenue)	5.1%	17.7%	10.8%	2.2%	15.7%	9.0%
Adjusted EBITDA(1)	5.0	11.8	16.8	3.2	12.2	15.4
Adjusted EBITDA margin % (Adjusted EBITDA/Revenue)	8.5%	23.7%	15.4%	5.5%	20.9%	13.2%
(1)	With respect to adjusted EBITDA for the Group, a reconciliation to net income / (loss) is disclosed in Note 4 of this release “Non-GAAP measures”, and with respect to adjusted EBITDA for the Gas Cylinders Division and Elektron Division, a reconciliation to trading profit is disclosed in Note 1 of this release “Revenue and segmental analysis”.

Revenue:

	Gas
	Cylinders	Elektron	Group
	$M	$M	$M
Q1 2015 – as reported under IFRS	58.4	58.5	116.9
FX translation impact – on non-U.S. operating results	(1.0)	(0.9)	(1.9)
Q1 2015 – adjusted for FX translation	57.4	57.6	115.0
Trading variances – Q1 2015 v Q1 2016	1.7	(7.9)	(6.2)
Q1 2016 – as reported under IFRS	59.1	49.7	108.8

On an IFRS-reported basis, revenue in Q1 2016 was $108.8m compared to $116.9m for the same period in 2015. FX translation differences in the quarter were adverse by $1.9m. Adjusted for FX translation, net revenue was $6.2m lower than in Q1 2015.

Gas Cylinders Division revenue in Q1 2016 was higher at $59.1m compared to $58.4m in Q1 2015. FX translation differences were adverse by $1.0m, and other revenues were $1.7m higher.

•	The North American portable composite cylinder operation generated higher revenues when compared to Q1 2015, with continued higher demand for self-contained breathing apparatus (“SCBA”).

•	Overall alternative fuel (“AF”) sales were significantly up on Q1 2015. Our Canadian facility performed particularly well, selling more than three times the number of composite Type 3 cylinders in Q1 2016 than in Q1 2015.

2

•	Volumes of traditional aluminum cylinders were down on Q1 2015, primarily driven by lower demand in the fire protection sector in Europe and the medical sector in North America.

•	Superform revenues were slightly below Q1 2015, with increases in component sales into the defense and rail markets being offset by reductions in sales into the civil aerospace and automotive markets. Tooling sales were up on Q1 2016 due to new projects in the automotive sector.

Elektron Division revenue in Q1 2016 was $49.7m compared to $58.5m in Q1 2015. FX translation differences were adverse by $0.9m, and other revenues were $7.9m lower.

•	Total catalysis sales were up on Q1 2015 as a result of significantly higher industrial chemical catalysis (“chemcat”) sales, although automotive catalysis sales remained low. Some other traditional zirconium product sales were also slightly weaker in the quarter.

•	In Q3 2015, our magnesium operations launched SoluMag®, a proprietary, high-strength soluble magnesium alloy developed specifically for the oil and gas industry to save costs from down-well tools that will quickly and safely dissolve after use. This new product continues to generate considerable interest in the market-place, and we benefited from additional sales in Q1 2016.

•	Spending in the U.S. defense sector was compressed, with evidence of destocking and budget constraints continuing. This impacted our magnesium powder business and Luxfer Magtech.

•	Revenues from lower value-add magnesium recycling eased significantly in Q1 2016 compared to prior year due to a customer currently opting to sell its scrap into the U.S. rather than recycle.

Trading profit:

	Gas
	Cylinders	Elektron	Group
	$M	$M	$M
Q1 2015 – as reported under IFRS	1.3	9.2	10.5
FX translation impact – on non-U.S. operating results	0.1	(0.2)	(0.1)
Q1 2015 – adjusted for FX translation	1.4	9.0	10.4
Trading variances – Q1 2015 v Q1 2016	1.6	(0.2)	1.4
Q1 2016 – as reported under IFRS	3.0	8.8	11.8

Trading profit increased 12% to $11.8m in Q1 2016 compared to $10.5m in Q1 2015. Increased demand in the SCBA and AF cylinder markets was offset by a reduction in sales volumes of magnesium and zirconium products; however, lower manufacturing costs and a continued focus on controlling administration costs positively impacted profitability. FX translation differences reduced trading profit by $0.1m, and FX transaction further reduced profits by $0.1m; therefore trading profit at constant exchange rates was up $1.5m or 15%.

Gas Cylinders Division trading profit was $3.0m, $1.7m higher compared to Q1 2015.

•	Right-sizing of our global AF footprint, involving the closure of our Utah and Germany plants, has resulted in a more sustainable profit outlook for this business.

•	Lower-cost raw materials, along with a focus on reduced administration costs, have mitigated the impact of adverse exchange rates.
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•	Improved performance of the SCBA and AF markets was partially offset by reduced sales from medical and industrial end markets.

•	FX translation and transaction differences reduced trading profit by $0.1m.

Elektron Division trading profit in Q1 2016 was $8.8m, $0.4m lower compared to Q1 2015.

•	New product successes and a consequent improved return on sales allowed trading profit to hold up despite lower revenues in Q1 2016.

•	Lower defense spending impacted profits compared to Q1 2015, particularly in aerospace alloys for helicopter programs.

•	A continuation of cost-reduction activities initiated in 2015, coupled with lower raw material costs, also had a positive effect on profitability.

•	FX translation and transaction differences reduced trading profit by $0.1m.

Restructuring and other expense

During Q1 2015, we charged $8.0m related to the restructuring of our AF cylinder facilities.

In Q1 2016, we incurred $0.1m of costs within the Elektron Division in relation to the ongoing patent-infringement litigation against a competitor.

Sale of redundant site

In March 2016, we sold our redundant Redditch site in the U.K. for $3.0m to a company that specializes in remediating and redeveloping contaminated land, realizing a profit of $2.1m. As a term of the sale, the purchaser assumed responsibility for environmental liabilities related to the site. Our protection from future environmental liabilities, in the event the purchaser cannot satisfy such liabilities, will depend in part on a pre-arranged insurance policy that comes into force when the on-site remediation is complete, which is expected to be in 12-15 months.

Other income statement items

Gross profit in Q1 2016 was $26.4m compared to $26.1m in Q1 2015, reduced by $0.5m due to FX translation differences, with other trading variances being favorable by $0.8m. The gross margin percentage increased to 24.3% in Q1 2016 from 22.3% in Q1 2015 due to a combination of lower manufacturing costs and an overall stronger mix of sales in Q1 2016.

Distribution costs at $1.9m were $0.1m higher than Q1 2015. Administrative expenses were $1.0m lower than in Q1 2015, primarily because of cost-saving initiatives implemented in 2015 including the cost savings associated with closure of our Utah and Germany AF Gas Cylinders facilities.

Trading profit in Q1 2016 was $11.8m, up $1.3m on Q1 2015, as explained above.

Group operating profit at $13.8m increased $11.3m compared to $2.5m in Q1 2015, primarily due to the near-absence of restructuring and other expenses at $0.1m (2015: $8.0m) and a profit on the sale of a redundant site of $2.1m (2015: $nil).

Group adjusted EBITDA (as reconciled to net income in Note 4 of this release) for the quarter was $16.8m, $1.4m higher than Q1 2015, attributable to a $1.8m increase for the Gas Cylinders Division,

4

partly offset by a $0.4m decrease for the Elektron Division. FX translation adversely impacted adjusted EBITDA by $0.2m; therefore adjusted EBITDA at constant exchange rates was up 11%.

Operating profit to net income

The net interest charge in Q1 2016 was $1.6m compared with $1.7m in Q1 2015. The IAS 19R retirement benefits charge was $0.5m, down from $0.7m in Q1 2015 due to the reduced pension deficit throughout the quarter.

Profit on operations before tax was $11.6m in Q1 2016 (Q1 2015: $nil). Income tax expense was $2.9m (Q1 2015: $0.5m) and the statutory effective tax rate was 25.0% (Q1 2015: n/a). The statutory effective rate was distorted in Q1 2016 primarily due to the profit on the sale of the redundant site and in Q1 2015 because the AF restructuring and other expenses did not lead to a full tax credit due to losses in AF operations. The effective tax rate for the quarter on underlying adjusted net profits, which excludes these and other distorting items, was 25.7% (Q1 2015: 27.4%).

Net income in the period was $8.7m, an increase of $9.2m from a loss of $0.5m in Q1 2015. Adjusted net income in Q1 2016 was $8.1m, an increase of $1.2m from $6.9m in Q1 2015.

Unadjusted basic earnings per ADS in Q1 2016 was $0.33 (see Note 5 of this release). Fully diluted adjusted earnings per ADS, which is the EPS used by management to measure underlying performance, was $0.30, being 20% up on the $0.25 for Q1 2015.

Cash flow and net debt

There was a net increase in cash and cash equivalents of $12.3m in Q1 2016 compared to a net increase in Q1 2015 of $0.7m. Cash balances remained relatively high at the end of Q1 2016 at $48.9m compared to $15.7m at the end of Q1 2015. The net debt position, which is bank and other loans less cash and cash equivalents, and which we believe is a more accurate measure of total liquidity changes, was higher at $101.9m (see Note 2 of this release) for the end of Q1 2016 compared to $94.7m at Q4 2015, but lower than $105.8m at Q1 2015. Surplus cash has been and may in future periods be used to repay some of the banking revolver loans.

Net cash flow from continuing operating activities was an inflow of $3.0m in Q1 2016 compared to an inflow of $7.9m in Q1 2015. Working capital increases led to an outflow of $10.2m in Q1 2016, primarily due to the timing of sales increasing the level of receivables at the end of the quarter. This compares to a working capital outflow of $4.6m in Q1 2015.

Net cash flow from investing activities was an inflow of $0.7m in Q1 2016 compared to a $2.8m outflow in Q1 2015. Purchases of property, plant and equipment resulted in an outflow of $3.2m in Q1 2016 compared to $2.5m in Q1 2015. In Q1 2016, we received $3.0m from the sale of a redundant site, discussed in more detail above.

The above trading activities resulted in a net cash inflow before financing of $3.7m in Q1 2016 compared to an inflow of $5.1m in Q1 2015.

Cash flow from financing activities in Q1 2016 was a net inflow of $8.6m compared to a net outflow of $4.4m in Q1 2015. During Q1 2016, $1.5m of interest was paid to debt-holders, compared to $1.7m in Q1 2015. Dividends of $3.4m were paid to shareholders in Q1 2016 compared to $2.7m in Q1 2015. During Q1 2016, we drew down $19.5m on our banking facilities (Q1 2015: $nil). In Q1 2016 there was a $6.0m cash outflow in relation to a share buy-back program, discussed in more detail below.

5

Share buy-back program

In June 2015, the Board announced a share buy-back program of up to $10m to cover the needs of employee share plans. Shareholder approval for purchases was granted at the 2014 Annual General Meeting (for purchases up to an aggregate amount of 2,700,000 ordinary shares or ADSs). The timing of the program will be kept under review and will depend on continued good operating cash flows, applicable securities laws, regulatory considerations and other factors.

In 2015, the Group purchased 146,804 shares at a cost of $1.9m. In 2016, the Group has continued this program and at the date of this report had purchased a further 591,037 shares at a cost of $6.0m; therefore, of the budget of $10m for the current program, $2.1m now remains.

Strategic product development update

Clinical trials involving our SynerMag® bio-resorbable alloys, which are intended to facilitate in-body repairs and to be harmlessly absorbed and excreted, have been publicly reported by BIOTRONIK, our biotechnology partner, to be going well. We currently expect the first medical device containing SynerMag®, BIOTRONIK’s “Magnesium Scaffold” cardiovascular stent, to receive CE approval and be launched in Europe later this year.

Following final modifications to our SmartFlowTM miniaturized regulator, our medical oxygen delivery system is now mid-way through the rigorous testing required to achieve CE marking. We expect the product to be on sale later in 2016.

Our SoluMag® dissolvable alloy for the oil and gas industry has attracted considerable interest as a result of its ability to reduce costs. Even though exploration activity is weak, we have already sold over $2.0m of SoluMag® since launch, and customers are looking at wider applications for the product in down-well tooling.

SUMMARY & OUTLOOK FOR 2016

We have delivered a good first quarter result, well ahead of prior year, and therefore we are maintaining our previous guidance of a 5% to 10% improvement in trading profit over the year, with improvement expected from both Elektron and Gas Cylinders.

Q2 2015 was also relatively strong for trading profit and adjusted EBITDA, being similar to Q1 2016, and with several key markets still below par, we would expect Q2 2016 to be similar to both those quarters. Q3 2015 and Q4 2015 were much weaker and therefore this is where we expect additional improvement in 2016, compared to 2015.

Our restructured AF business was profitable in Q1 2016 and is expected to remain so.

Having recovered from the regulatory problems of 2014, the North American SCBA market continues to grow.

We expect defense spending to remain constrained in 2016, and we expect weakness in the oil and gas sector to continue for some time, but we are not seeing any further downside in either of these markets impacting near-term results.

Our mainland European markets remain stable.

Our catalysis product portfolio is benefitting from gains in the industrial sector, while sales into the automotive sector are likely to remain volatile for several quarters. We remain confident that new, proprietary automotive catalysis solutions will further enhance the outlook for this business over time.

6

The new SoluMag® product looks set to become a significant product, and we are encouraged at the progress that we are making on sales of industrial catalyst material. Although the financial benefit will mainly start in 2017, we do expect several other product launches to take place this year, either by ourselves: GEN2 Type 4 AF cylinders, the AOS™ oxygen delivery system, portable oxygen concentrators; or by our partners: including BIOTRONIK’s magnesium scaffold based on our SynerMag® bio-resorbable alloy.

FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements.

Examples of such forward-looking statements include, but are not limited to:

(i) statements regarding the Group’s results of operations and financial condition;(ii) statements of plans, objectives or goals of the Group or its management, including those related to financing, products or services;(iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as “believes”, “anticipates”, “expects”, “intends”, “forecasts” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. The Group cautions that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: (i) future revenues being lower than expected; (ii) increasing competitive pressures in the industry; (iii) general economic conditions or conditions affecting demand for the services offered by us in the markets in which we operate, both domestically and internationally, being less favorable than expected; (iv) worldwide economic and business conditions and conditions in the industries in which we operate; (v) fluctuations in the cost of raw materials and utilities; (vi) currency fluctuations and hedging risks; (vii) our ability to protect our intellectual property; and (viii) the significant amount of indebtedness we have incurred and may incur and the obligations to service such indebtedness and to comply with the covenants contained therein. The Group cautions that the foregoing list of important factors is not exhaustive. These factors are more fully discussed in the sections “Forward-Looking Statements” and “Risk factors” in our Annual Report on Form 20-F for the year ended December 31, 2015, filed with the U.S. Securities and Exchange Commission on March 15, 2016. When relying on forward-looking statements to make decisions with respect to the Group, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and the Group does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

7

CONSOLIDATED INCOME STATEMENT FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2016 AND 2015 (UNAUDITED)

	Three-month periods ended March 31,
	2016	2015
CONTINUING OPERATIONS	$M	$M
REVENUE	108.8	116.9
Cost of sales	(82.4)	(90.8)
Gross profit	26.4	26.1
Distribution costs	(1.9)	(1.8)
Administrative expenses	(12.8)	(13.8)
Share of results of joint ventures and associates	0.1	-
TRADING PROFIT	11.8	10.5
Profit on sale of redundant site	2.1	-
Restructuring and other expense	(0.1)	(8.0)
OPERATING PROFIT	13.8	2.5
Other income / (expense):
Finance income:
Interest received	0.1	0.1
Finance costs:
Interest costs	(1.7)	(1.8)
IAS 19R retirement benefits finance charge	(0.5)	(0.7)
Unwind of discount on deferred contingent consideration from acquisitions	(0.1)	(0.1)
PROFIT ON OPERATIONS BEFORE TAXATION	11.6	-
Income tax expense	(2.9)	(0.5)
NET INCOME / (LOSS) FOR THE PERIOD	8.7	(0.5)

Attributable to:
Equity shareholders	8.7	(0.5)

NET INCOME / (LOSS) FOR THE PERIOD	8.7	(0.5)
Accounting charges relating to acquisitions and disposals of businesses:
Unwind of discount on deferred contingent consideration from acquisitions	0.1	0.1
Amortization on acquired intangibles	0.3	0.4
IAS 19R retirement benefits finance charge	0.5	0.7
Profit on sale of redundant site	(2.1)	-
Restructuring and other expense	0.1	8.0
Other share-based compensation charges	0.4	0.3
Income tax thereon	0.1	(2.1)
ADJUSTED NET INCOME	8.1	6.9

8

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2016 AND 2015 (UNAUDITED)

	Three-month periods ended March 31,
	2016	2015
	$M	$M

Net income / (loss) for the period	8.7	(0.5)
Other comprehensive income movements
Items that may be reclassified to the consolidated income statement:
Exchange movements on translation of foreign operations	(0.6)	(7.8)

Fair value movements in cash flow hedges	(0.3)	0.8
Transfers to consolidated income statement on cash flow hedges	(0.8)	1.1
Deferred income taxes on cash flow hedges	0.2	(0.4)
Hedge accounting (expense) / income adjustments	(0.9)	1.5

Total hedge accounting and translation of foreign operations movements	(1.5)	(6.3)

Items that will not be reclassified to the consolidated income statement:
Remeasurement of defined benefit retirement plans	(6.5)	(5.3)
Deferred income taxes on remeasurement of defined benefit retirement plans	2.1	1.3
Retirement benefits changes	(4.4)	(4.0)
Total other comprehensive income movements for the period	(5.9)	(10.3)
Total comprehensive income / (loss) for the period	2.8	(10.8)

Attributed to:
Equity shareholders	2.8	(10.8)

9

CONSOLIDATED BALANCE SHEET AS OF MARCH 31, 2016 AND 2015 (UNAUDITED) AND AS OF DECEMBER 31, 2015 (AUDITED)

	March 31,	March 31,	December 31,
	2016	2015	2015
	$M	$M	$M
ASSETS
Non-current assets
Property, plant and equipment	134.0	135.1	136.0
Intangible assets	85.7	87.0	87.0
Investments	6.3	7.6	7.2
Deferred income tax assets	14.6	18.6	13.8
	240.6	248.3	244.0
Current assets
Inventories	93.5	100.5	91.8
Trade and other receivables	72.7	78.7	62.3
Income tax receivable	0.3	0.1	0.7
Cash and cash equivalents	48.9	15.7	36.9
	215.4	195.0	191.7
Assets classified as held for sale	-	1.2	-
TOTAL ASSETS	456.0	444.5	435.7

EQUITY AND LIABILITIES
Capital and reserves
Ordinary share capital	25.3	25.3	25.3
Deferred share capital	150.9	150.9	150.9
Share premium account	56.4	56.2	56.4
Treasury shares	(7.3)	-	(1.3)
Retained earnings	314.0	298.9	316.6
Own shares held by ESOP	(0.2)	(0.3)	(0.2)
Share-based compensation reserve	4.5	3.8	4.1
Hedging reserve	(4.4)	2.4	(3.5)
Translation reserve	(45.4)	(44.0)	(44.8)
Merger reserve	(333.8)	(333.8)	(333.8)
Capital and reserves attributable to the Group’s equity shareholders	160.0	159.4	169.7
Total equity	160.0	159.4	169.7

Non-current liabilities
Bank and other loans	150.8	121.5	131.6
Retirement benefits	63.3	91.0	58.9
Deferred income tax liabilities	1.7	-	1.7
Deferred contingent consideration	3.0	2.6	2.9
Provisions	1.5	1.8	1.5
	220.3	216.9	196.6
Current liabilities
Trade and other payables	67.9	62.9	65.5
Current income tax liabilities	1.2	0.5	0.1
Provisions	3.2	2.1	3.8
Dividends payable	3.4	2.7	-
	75.7	68.2	69.4
Total liabilities	296.0	285.1	266.0
TOTAL EQUITY AND LIABILITIES	456.0	444.5	435.7
10

CONSOLIDATED CASH FLOW STATEMENT FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2016 AND 2015 (UNAUDITED)

	Three-month periods ended March 31,

	2016	2015
	$M	$M
RECONCILIATION OF CASH FLOWS FROM CONTINUING OPERATING ACTIVITIES
Net income / (loss) for the period	8.7	(0.5)
Adjustments to reconcile net income / (loss) for the period to net cash flows from continuing operating activities:
Income taxes	1.8	0.5
Deferred income taxes	1.1	-
Depreciation and amortization	4.6	4.6
Profit on sale of redundant site	(2.1)	-
Share-based compensation charges net of cash settlement	0.4	0.3
Net interest costs	1.6	1.7
Non-cash restructuring charges	-	7.5
IAS 19R retirement benefits finance charge	0.5	0.7
Unwind of discount on deferred contingent consideration from acquisitions	0.1	0.1
Share of results of joint ventures and associates	(0.1)	-
Changes in operating assets and liabilities:
Increase in receivables	(10.7)	(5.6)
Increase in inventories	(1.9)	(1.0)
Increase in payables	2.4	2.0
Movement in retirement benefits obligations	(1.4)	(2.1)
Movement in provisions	(0.6)	(0.2)
Acquisition and disposal costs paid	(1.2)	-
Income taxes paid	(0.2)	(0.1)
NET CASH FLOWS FROM CONTINUING OPERATING ACTIVITIES	3.0	7.9
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	(3.2)	(2.5)
Purchases of intangible assets	(0.2)	-
Proceeds from sale of redundant site	3.0	-
Investment in joint ventures – debt funding	1.0	(0.5)
Interest income received from joint ventures	0.1	0.2
NET CASH FLOWS FROM INVESTING ACTIVITIES	0.7	(2.8)
NET CASH FLOWS BEFORE FINANCING	3.7	5.1
CASH FLOWS FROM FINANCING ACTIVITIES
Interest and similar finance costs paid on banking facilities	(0.3)	(0.5)
Interest paid on Loan Notes due 2018	(1.0)	(1.0)
Interest paid on Loan Notes due 2021	(0.2)	(0.2)
Draw down on banking facilities	19.5	-
Dividends paid	(3.4)	(2.7)
Purchase of treasury shares	(6.0)	-
NET CASH FLOWS FROM FINANCING ACTIVITIES	8.6	(4.4)
NET INCREASE IN CASH AND CASH EQUIVALENTS	12.3	0.7
Net foreign exchange movements	(0.3)	0.4
Cash and cash equivalents at beginning of period	36.9	14.6
Cash and cash equivalents at end of period	48.9	15.7
11

1. Revenue and segmental analysis

For management purposes, the Group is organized into two operational divisions, Gas Cylinders and Elektron. The tables below set out information on the results of these two reportable segments. Management monitors the operating results of its divisions separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated by the chief operating decision maker based on trading profit or loss (defined as operating profit or loss before profit on sale of redundant site and restructuring and other expense), and adjusted EBITDA (defined as profit on operations before taxation for the period, finance income (which comprises interest received) and costs (which comprises interest costs, IAS 19R retirement benefits finance charge and the unwind of the discount on deferred contingent consideration from acquisitions), other income / (expense) from acquisitions and disposals of businesses, profit on sale of redundant site, restructuring and other expense, other share-based compensation charges, depreciation and amortization and loss on disposal of property, plant and equipment). For the purposes of our divisional segmental analysis, IFRS 8 requires the use of “segment profit” performance measures that are used by our chief operating decision maker. Trading profit is the “segment profit” used to satisfy this requirement in the below analysis. All inter-segment revenue is made on an arm’s length basis.

REPORTING SEGMENTS:

	Three-month period ended March 31, 2016				Three-month period ended March 31, 2015
	Gas			Total Continuing	Gas			Total Continuing
	Cylinders	Elektron	Unallocated	Activities	Cylinders	Elektron	Unallocated	Activities
	$M	$M	$M	$M	$M	$M	$M	$M
Revenue
Segment revenue	59.1	49.7	-	108.8	58.4	58.6	-	117.0
Inter-segment revenue	-	-	-	-	-	(0.1)	-	(0.1)
Revenue to external customers	59.1	49.7	-	108.8	58.4	58.5	-	116.9
Result
Adjusted EBITDA	5.0	11.8	-	16.8	3.2	12.2	-	15.4
Other share-based compensation charges	(0.2)	(0.2)	-	(0.4)	(0.1)	(0.2)	-	(0.3)
Depreciation and amortization	(1.8)	(2.8)	-	(4.6)	(1.8)	(2.8)	-	(4.6)
Trading profit - segment result	3.0	8.8	-	11.8	1.3	9.2	-	10.5
Profit on sale of redundant site	-	-	2.1	2.1	-	-	-	-
Restructuring and other expense	-	(0.1)	-	(0.1)	(8.0)	-	-	(8.0)
Operating profit / (loss)	3.0	8.7	2.1	13.8	(6.7)	9.2	-	2.5
Net interest costs	-	-	(1.6)	(1.6)	-	-	(1.7)	(1.7)
IAS 19R retirement benefits finance charge	-	-	(0.5)	(0.5)	-	-	(0.7)	(0.7)
Unwind of discount on deferred contingent consideration from acquisitions	-	(0.1)	-	(0.1)	-	(0.1)	-	(0.1)
Profit / (loss) on operations before taxation	3.0	8.6	-	11.6	(6.7)	9.1	(2.4)	-
Income tax expense			(2.9)	(2.9)			(0.5)	(0.5)
Net income / (loss) for the period				8.7				(0.5)
Other segment information
Segment assets	165.7	210.2	80.1	456.0	172.3	221.2	51.0	444.5
Segment liabilities	(34.7)	(19.3)	(242.0)	(296.0)	(30.1)	(25.3)	(229.7)	(285.1)
Net assets / (liabilities)	131.0	190.9	(161.9)	160.0	142.2	195.9	(178.7)	159.4
Capital expenditure: Property, plant and equipment	1.7	1.1	-	2.8	0.9	1.1	-	2.0
Capital expenditure: Intangible assets	0.2	-	-	0.2	-	0.1	-	0.1

2. Calculation of net debt

	March 31,	March 31,
	2016	2015
Net debt is represented by:	$M	$M
Non-current bank and other loans	(150.8)	(121.5)
Less:
Cash and cash equivalents	48.9	15.7
Net debt at the end of the period	(101.9)	(105.8)

12

3. Other income / (expense) items

Three-month periods ended March 31,

2016	2015
$M	$M

         a)     Profit on sale of redundant site

Credited to operating profit:
Profit on sale of redundant site	2.1	-

        b)    Restructuring and other expense

Charged to operating profit:
Rationalization of operations	-	(8.0)
Patent infringement litigation costs	(0.1)	-
	(0.1)	(8.0)

Profit on sale of redundant site

For the three-month period ended March 31, 2016, a profit of $2.1m has been recognized in relation to the sale of the redundant Redditch site to a company that specializes in remediating contaminated land.

Rationalization of operations

For the three-month period ended March 31, 2015, we incurred $8.0m of costs in relation to rationalization and similar expenses in the Gas Cylinders Division’s AF operations.

Patent infringement litigation costs

For the three-month period ended March 31, 2016, we incurred $0.1m of costs within the Elektron Division in relation to the ongoing patent-infringement litigation against a competitor.

4. Non-GAAP measures

The following table presents a reconciliation of adjusted net income and adjusted EBITDA to net income / (loss) for the periods, the most comparable IFRS measure.

	Three-month periods ended March 31,

	2016	2015
	$M	$M
Net income / (loss) for the period	8.7	(0.5)
Accounting charges relating to acquisitions and disposals of businesses:
Unwind of discount on deferred contingent consideration from acquisitions	0.1	0.1
Amortization on acquired intangibles	0.3	0.4
IAS 19R retirement benefits finance charge	0.5	0.7
Profit on sale of redundant site	(2.1)	-
Restructuring and other expense	0.1	8.0
Other share-based compensation charges	0.4	0.3
Income tax thereon	0.1	(2.1)
Adjusted net income	8.1	6.9

(Deduct) / add back: Income tax thereon	(0.1)	2.1
Income tax expense	2.9	0.5
Net interest costs	1.6	1.7
Depreciation and amortization	4.6	4.6
Less: Amortization on acquired intangibles	(0.3)	(0.4)
Adjusted EBITDA	16.8	15.4

Management believes that adjusted net income and adjusted EBITDA are key performance indicators (KPIs) used by the investment community and that the presentation of these items will enhance an investor’s understanding of our results of operations. These KPIs are also used within Luxfer Group by the CEO and other senior management. Adjusted net income and adjusted EBITDA should not be considered in isolation by investors as an alternative to net income / (loss) for the period, as an indicator of our operating performance or as a measure of our profitability.

We evaluate our results of operations on both an as-reported basis and a constant translation exchange rate basis. The constant translation exchange rate presentation is not a financial measure under IFRS as issued by the IASB, which excludes the impact of fluctuations in foreign currency exchange rates. We believe providing constant currency information provides valuable supplemental information regarding our results of operations, consistent with how we evaluate our performance. We calculate constant translation exchange rate percentages by converting our prior-period local currency financial results using the current-period foreign currency exchange rates and comparing these adjusted amounts to our current period reported results. This calculation may differ from similarly-titled measures used by others and, accordingly, the constant translation exchange rate presentation is not meant to be a substitution for recorded amounts presented in conformity with IFRS as issued by the IASB, nor should such amounts be considered in isolation.

13

5. Earnings per share

The Group calculates earnings per share in accordance with IAS 33. Basic income per share is calculated based on the weighted average ordinary shares outstanding for the period presented. The weighted average number of shares outstanding is calculated by time-apportioning the shares outstanding during the period.

For the purpose of calculating diluted earnings per share, the weighted average number of ordinary shares outstanding during the period have been adjusted for the dilutive effects of all potential ordinary shares and share options granted to employees.

The ADSs of Luxfer Holdings PLC are listed on the New York Stock Exchange following an initial public offering on October 3, 2012. The company’s £0.50 ordinary shares are not traded on any recognized stock exchange. The Depository for the ADSs holds one £0.50 ordinary share for every one ADS traded, through American Depositary Receipts.

Management believes the use of non-GAAP financial measures, such as adjusted earnings per ADS, more closely reflects the underlying earnings per ADS performance.

	Three-month periods
	ended March 31,
	2016	2015
	$M	$M
Basic earnings:
Net income / (loss) for the period attributable to ordinary shareholders	8.7	(0.5)
Adjusted earnings:
Accounting charges relating to acquisitions and disposals of businesses:
Unwind of discount on deferred contingent consideration from acquisitions	0.1	0.1
Amortization on acquired intangibles	0.3	0.4
IAS 19R retirement benefits finance charge	0.5	0.7
Profit on sale of redundant site	(2.1)	-
Restructuring and other expense	0.1	8.0
Other share-based compensation charges	0.4	0.3
Income tax thereon	0.1	(2.1)
Adjusted net income	8.1	6.9

Weighted average number of £0.50 ordinary shares:
For basic earnings per share	26,565,345	26,958,788
Exercise of share options	330,391	348,064
For diluted earnings per share	26,895,736	27,306,852

Earnings per share using weighted average number of ordinary shares outstanding:
Basic
Adjusted	$0.30	$0.26
Unadjusted	$0.33	$(0.02)
Diluted
Adjusted	$0.30	$0.25
Unadjusted	$0.32	$(0.02)
Each £0.50 ordinary share represents one American Depositary Share, as listed and quoted on the New York Stock Exchange.

14

6. Retirement benefits

The principal defined benefit pension plan in the U.K. is the Luxfer Group Pension Plan. The Group’s other arrangements are less significant than the Luxfer Group Pension Plan, the largest being the BA Holdings, Inc. Pension Plan in the U.S.

The actuarial assumptions used to estimate the IAS 19R accounting position of the Group’s defined benefit pension plans have been updated for market conditions at March 31, 2016.

The main reason for the decreased deficit at March 31, 2016 when compared to March 31, 2015 is that during the three-months ended December 31, 2015, following a consultation, it was agreed with the trustees and members that the Luxfer Group Pension Plan in the U.K. would close to future accrual of benefits effective from April 5, 2016, and for the purpose of increasing pensions in payment, to use the Consumer Prices Index (“CPI”) as the reference index in place of the Retail Prices Index (“RPI”) where applicable. As a result, during the three-months ended December 31, 2015, the Group recognized a curtailment credit of $3.3m in respect of the closure of the Plan to future accrual and a past service credit of $14.9m in respect of the change in expected future pension increases in payment.

The main reasons for the increased deficit during the three-month period ended March 31, 2016, are decreases in corporate bond yields partially offset by asset returns in the U.K. being higher than assumed and a strengthening in the U.S. dollar relative to GBP sterling.

The movement in the pension liability is shown below:

	Three-month periods ended March 31,

	2016	2015
	$M	$M
Opening balance	58.9	90.9
Charged to the consolidated income statement	2.0	2.3
Cash contributions	(2.9)	(3.7)
Charged to the statement of comprehensive income	6.5	5.3
Exchange difference	(1.2)	(3.8)
Closing balance	63.3	91.0

7. Dividends paid and proposed

	Three-month periods ended March 31,

	2016	2015
	$M	$M
Dividends declared and paid during the period:
Interim dividend paid February 4, 2015 ($0.10 per ordinary share)	-	2.7
Interim dividend paid February 3, 2016 ($0.125 per ordinary share)	3.4	-
	3.4	2.7
Dividends declared during the period and paid after the period end (recognized as a liability at March 31):
Interim dividend declared and paid May 6, 2015 ($0.10 per ordinary share)	-	2.7
Interim dividend declared and paid May 4, 2016 ($0.125 per ordinary share)	3.4	-
	3.4	2.7

15

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luxfer Holdings PLC

(Registrant)

Date: May 9, 2016

By: /s/ David N. Fletcher

      David N. Fletcher

Authorized Signatory for and on behalf of
Luxfer Holdings PLC